Exhibit 99.2

ROYAL STANDARD MINERALS INC.

BLUE FORM OF PROXY

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, JANUARY 11, 2012.

This Proxy is solicited by management of Royal Standard Minerals Inc. (the “Corporation”).

The undersigned, being a shareholder of the Corporation, hereby appoints Philip Gross, Interim President and Chief Executive Officer of the Corporation, or failing him, George Duguay, Corporate Secretary of the Corporation, or instead of either of them,                                                        (PLEASE PRINT NAME) as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual and special meeting of shareholders of the Corporation to be held in the British Columbia/Alberta Boardrooms of the offices of Heenan Blaikie LLP, Bay Adelaide Centre, 333 Bay Street, Suite 2900, Toronto, Ontario on Wednesday, January 11, 2012 at 10:00  a.m. (Toronto time), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at such meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the undersigned as specified herein.

1.	FOR WITHHOLD	☐ ☐	The election of the directors as nominated by management of the Corporation as set forth in the accompanying management information circular.

2.	FOR WITHHOLD	☐ ☐	To re-appoint MSCM LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

3.	FOR AGAINST	☐ ☐	To approve a resolution approving the Corporation’s amended and restated stock option plan which amends the stock option plan from a “rolling” maximum to a fixed number plan.

4.	FOR AGAINST	☐ ☐	To approve a resolution authorizing the adoption of a shareholder rights plan.

5.	FOR AGAINST	☐ ☐	To approve a resolution confirming By-Law No. 2 being a by-law relating generally to the affairs of the Corporation.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this BLUE proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this BLUE proxy must be received by the Corporation’s transfer agent, Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 Attention: Proxy Department, or by fax to 416-595-9593, or online at www.voteproxyonline.com, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment or adjournments thereof.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this day of , 201 .

Signature of Shareholder

Name of Shareholder (Please Print)

(See Reverse)

NOTES:

1.                                       THIS BLUE PROXY IS SOLICTED BY MANAGEMENT OF THE CORPORATION.

2.                                       The shares represented by this BLUE proxy will be voted.  Where a choice is specified, the proxy will be voted as directed.  Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy.  The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy or such other matters which may properly come before the Meeting.

3.                                       Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting.  Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

4.                                       Each shareholder must sign this BLUE proxy.  Please date the proxy.  If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

5.                                       If the BLUE proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

6.                                       If the shareholder appoints any of the persons designated above, including persons other than management designees, as proxy to attend and act at the Meeting:

(a)               the shares represented by the BLUE proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b)              where the shareholder specifies a choice in the BLUE proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c)               IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE BLUE PROXY WILL BE VOTED FOR SUCH MATTERS.